Filed by Carbon Revolution Public Limited Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Twin Ridge Capital Acquisition Corp.

Carbon Revolution Limited Geelong Technology Precinct 75 Pigdons Road Waurn Ponds, 3216 Australia ABN: 96 128 274 653

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IATF 16949

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Carbon Revolution (ASX code: CBR)
Q4 FY23 QUARTERLY ACTIVITIES REPORT & APPENDIX 4C (UNAUDITED)

Geelong, Australia, 31 July 2023: Geelong-based advanced manufacturer Carbon Revolution Limited (the “Company” or “Carbon Revolution”) (ASX:CBR), whose lightweight carbon fibre wheels are used on some of the world’s best cars, provides a business update for the quarter ended 30 June 2023 (Q4 FY23).

Q4 FY23 Highlights (unaudited)

•	Q4 FY23 revenue of $13.1 million, delivering QoQ (on Q3 FY23) revenue growth of 84%
•	Strong quarterly wheel sales of 4,552 wheels, up 87% QoQ
•	Awarded a further two programs since Q3 FY23 (4 now for the calendar year to date) – taking all-time total awarded programs to 17 with six global OEMs
•	Backlog[1] has more than doubled since November 2022, due primarily to new program awards, and is more than $970 million. Almost 50% of backlog is for Electric Vehicles
•	Jaguar Land Rover revealed the 2024 Range Rover Sport SV, the first vehicle in the SUV segment featuring Carbon Revolution’s carbon fibre wheels
•	US$60m IP-backed loan completed

Revenue

Revenue in Q4 FY23 was $13.1 million representing strong revenue growth of 84% QoQ driven by significant increases in wheel production and sales for both the Z06 Corvette and the newly-launched Range Rover Sport SV programs. Revenue for the quarter was the second highest revenue on record. Revenue was primarily attributable to wheel sales (which represented $12.6m). 4,552 wheels were sold in the quarter, representing an 87% increase over Q3 FY23 with an average selling price of $2,764 per wheel.

FY23 revenue of $38.3m (unaudited) was 2.1% below FY22 and below the Company’s original expectations primarily due to timing of the Corvette program. Corvette wheel sales were pushed back by approximately 6 months from early to mid FY23 after General Motors delayed wheel orders due to broader customer supply chain challenges on the vehicle. Shipments resumed progressively for this program from January 2023. The Range Rover Sport SV wheel was revealed by Jaguar Landrover (“JLR”) in May 2023 and FY23 included initial revenue from this wheel program following production commencing in Q3 FY23. Initial production commenced on the Ford Mustang Dark Horse program and sales for that program are expected to progressively increase in FY24.

1 Backlog as of 29th May 2023. Backlog (remaining lifetime gross program projected revenue) is based on awarded programs and excludes programs that are contracted for engineering. See Projection Methodologies from 6th June 2023 ASX announcement titled “Revised Financial Projections for CY23 and Accompanying Presentation”.

Program update

On 31 May 2023 JLR revealed the 2024 Range Rover Sport SV with 23-inch Carbon Revolution carbon fibre wheels. This is Carbon Revolution’s first launch of an SUV carbon fibre wheel program, highlighting an expansion of the Company’s lightweight wheel technology into the strategically important and extremely large SUV segment.

Since Q3 FY23 Carbon Revolution has also been awarded a further two programs (taking the total awarded in this calendar year to 4). The Company has now been awarded a cumulative 17 wheel programs with six global OEMs – 5 are now in aftersales, 6 are in current production and 6 are in development. One of the newly awarded programs is with a new customer, a premium brand of a major European OEM.

Stage of Program Lifecycle Number of Awarded Programs (excludes programs under engineering contracts)		Current Quarter(1)	Prior(2)
Programs in Production		6	6
Awarded Programs in Development	Electric Vehicles	2	2
	ICE Premium Vehicles	4	3
Total Active Awarded Programs		12	11
Programs in Aftersales		5	5
Total Lifetime Awarded Programs		17	16

(1)	As at date of this announcement, 31 July 2023; (2) As at date referenced in previous announcement, 6 June 2023. ICE = equipped with internal combustion engine and includes hybrid vehicles.

Recently awarded programs, combined with changes to existing awarded programs, have more than doubled backlog since November 20222. The Company has projected remaining lifetime gross program wheel revenue on awarded programs, resulting in backlog3 >$970M (as of 29th May 2023). Almost 50% of the backlog relates to Electric Vehicle programs.

Operations update

The Mega-line's commissioning has progressed throughout the quarter, with a continued focus on increasing the throughput rates of newly commissioned equipment and training of the operating team. Throughout the quarter, the production rate steadily increased. Validation wheels from the two new mould stations (and the associated resin delivery unit) and the third generation of rim lay-up equipment (ARL3), have been successfully tested and this equipment is now contributing in a significant way to increasing production rates.

Investments in improved quality and productivity delivered higher production volumes during the quarter. These improved efficiencies and production volumes resulted in a positive contribution margin4 (unaudited) for the quarter of $1.4m or $317 per wheel sold. The Company has increased headcount at the Australian facility by almost 200 people to over 560 during H2 FY23 – primarily to support increased production levels as well as an increased level of program development activity.

New Debt Program

During May 2023 the Company was pleased to announce the establishment of a new US$60 million debt program (the “New Debt Program”).

The total amount borrowed under the New Debt Program is US$60 million. Of this:

•
US$13.1 million in costs (comprising approximately US$8.8 million for the premium on the insurance for the program plus various fees and transactional costs relating to the New Debt Program) was deducted from the proceeds;

•	US$9.9[5] million was used to repay the amounts owed by the Company to previous key lenders (including Export Finance Australia and Timelio);

•
US$15.5 million was deposited into certain reserve funds of which US$5.7 million was released following satisfaction of certain insurance conditions. US$5 million is scheduled to be released after 6 months if not required for covenant cures in that period, US$0.3 million will be used for initial interest payments and the balance of US$4.4m is held as a payment reserve; and

•	US$7.3 million (A$10.9 million) was used to pay creditors who assisted the Company with its prior liquidity initiatives.

2 Compared to 29th May 2023.
3 Backlog as of 29th May 2023. Backlog (remaining lifetime gross program projected revenue) is based on awarded programs and excludes programs that are contracted for engineering. See Projection Methodologies from 6th June 2023 ASX announcement titled “Revised Financial Projections for CY23 and Accompanying Presentation”.
4 Contribution margin is Wheel Revenue less Direct Costs. Direct costs include: Raw materials and consumables, direct labour, freight and other direct cost.
5 Converted at a USD:AUD exchange rate of 0.6661:1 as at 23 May 2023.

Under the terms of the New Debt Program certain financial covenants have been provided and Carbon Revolution or MergeCo (defined below) (following implementation of the Transaction) is required to make additional monthly payments spread over the remaining term of the loan (“Pius Additional Fee”) under the program unless it raises an additional US$60 million in compliant equity or unsecured subordinated financing on or prior to 31 December 2023 (“Qualified Capital Raise”). The Pius Additional Fee will be calculated as follows:

•	below US$45m in one or more Qualified Capital Raises (or does not undertake a Qualified Capital Raise), a fee of 10% of principal payments from January 2024 until 1 May 2027; and

•	between US$45m and US$60m in one or more Qualified Capital Raises, a fee of 5% of principal payments from January 2024 until 1 May 2027.

Carbon Revolution, in conjunction with TRCA, is progressing options to undertake a raise, or raises, of least US$60 million by 31 December 2023 to satisfy this requirement (for further information on this, see below). Any funds raised under the CEF with Yorkville (as discussed in the Merger Announcement which is defined below) do not contribute to the financing required.

Further details on the New Debt Program can be found in the ASX announcement made by Carbon Revolution on 24th May 2023.

Transaction update

The proposed merger (“Transaction”) with Twin Ridge Capital Acquisition Corp. (NYSE:TRCA) announced on 30 November 2022 is progressing well. In connection with the Transaction, on 28 February 2023 CBR announced the initial filing by Carbon Revolution plc (previously known as Poppetell Limited) (“MergeCo”) of a registration statement on Form F-4 (“Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”), which pertains to the proposed public offering of shares by MergeCo in connection with the Transaction and TRCA’s proxy solicitation with respect to approval of the Transaction by its shareholders. An amended version has now been lodged and the Company expects it to become effective in early August.

The Transaction also requires approval by Carbon Revolution’s shareholders. The Company expects that the Company’s shareholders will receive the relevant information via a scheme booklet in late August or early September 2023 with an expected shareholder vote to occur in late September or early October 2023. This announcement does not contain all information that should be considered by investors in relation to the Transaction and should be read in conjunction with CBR’s other announcements lodged with the ASX. The scheme booklet is the primary document for CBR shareholders to consider when determining how to vote on the scheme and should be read carefully and in its entirety once available.

Completion of the Transaction remains subject to the satisfaction or waiver of the conditions set out in the Merger Announcement and the scheme implementation deed (“SID”) attached to it. The Company expects completion of the Transaction to occur in October 2023.6 See the Merger Announcement for further information related to the Transaction7.

Carbon Revolution shareholders should consider the commentary below regarding Carbon Revolution’s cash position for its relevance to the Transaction.

6 This will result in a breach of the New Debt Program which required completion of the Transaction by 31 August 2023, however there is a 60 day cure period.
7 For more information on the Transaction, please see the Company’s announcement on ASX on 30 November 2022 titled ‘Signing of merger agreement documents’ (“Merger Announcement”).

Cash position

As of 30 June 2023, the Company’s cash balance was $34.3m (including restricted cash of $14.3m held in reserve funds relating to the New Debt Program as described above). Net cash inflow of $29.6m for the quarter was a result of:

•
Net cash outflow from operating activities (including government grants and excluding one-off costs associated with the New Debt Program8) of $19.2m which was driven by the ramp in production and the repayment of previously deferred supplier payments. Cash receipts from customers was $8.2m.

•	Net investing cash outflow of $6.8m supported Mega-line milestones and investment in program development.

•
Net cash inflow from financing activities of $55.6m arising primarily from the net proceeds of the New Debt Program and associated refinancing. In addition, there was an increased customer loan in support of the Company’s liquidity bridging initiatives and transaction costs related to the merger.

The New Debt Program, combined with ongoing liquidity improvement initiatives, is anticipated to provide funding for the business through to the anticipated completion of the Transaction, assuming the Transaction occurs in October 2023 (which is the Company’s current expectation). As detailed in Carbon Revolution’s ASX announcement titled Transaction Update and Cashflow Projections on 28th July 2023 the Company is also progressing options to raise new funds of least US$60 million in addition to any capital that will be available from the SPAC trust which is currently assumed to be A$15 million (as discussed further in the Merger Announcement) to support the group’s expected cash outflows for the 12 months commencing 1st August 2023. This is assumed to be secured and completed in time to fund the Transaction costs associated with completion of the Transaction and is also expected to provide sufficient funding to comply with liquidity covenants and other near term funding requirements. If this raise (or raises) is not completed in time for completion of the Transaction, then the Company expects to be able to work with the majority of advisors to defer Transaction costs until a raise (or raises) is completed. As noted above, further details on the Company’s cash flow projections, liquidity, assumptions and risks, can be found in the ASX release titled Transaction Update and Cashflow Projections on 28th July 2023.

All amounts are in Australian Dollars unless otherwise stated.

- ENDS -

Approved for release by the Board of Directors of Carbon Revolution Limited.

For further information, please contact:

Investors
Investors@carbonrev.com

Media
Media@carbonrev.com

8 In relation to the New Debt Program one-off financing costs of $20.7m were incurred in the quarter. These costs have been included as transaction costs related to loans and borrowings in the financing cashflow for clarity and in accordance with the appendix 4C. From a statutory reporting perspective these costs will be reflected in operating cashflow as they are a form of finance costs and are accounted for using the effective interest method.

ABOUT CARBON REVOLUTION

Carbon Revolution is an Australian technology company, which has successfully innovated, commercialised and industrialised the advanced manufacture of carbon fibre wheels for the global automotive industry. The Company has progressed from single prototypes to designing and manufacturing lightweight wheels for cars and SUVs in the high performance, premium and luxury segments, for the world’s most prestigious automotive brands. Carbon Revolution is creating a significant and sustainable advanced technology business that supplies its lightweight wheel technology to automotive manufacturers around the world.

For more information, visit carbonrev.com

Information about Proposed Business Combination

As previously announced, Carbon Revolution Limited (“CBR”, “Carbon Revolution” or the “Company”) (ASX: CBR) and Twin Ridge Capital Acquisition Corp. (“Twin Ridge” or “TRCA”) (NYSE: TRCA) have entered into a definitive business combination agreement and accompanying scheme implementation deed (“SID”) that is expected to result in the Carbon Revolution business becoming publicly listed in the U.S. via a series of transactions, including a scheme of arrangement. Upon closing of the transactions, the ordinary shares and warrants of the merged company, Carbon Revolution plc. (formerly known as Poppetell Limited), a public company incorporated in Ireland with registered number 607450 (“MergeCo”), that will become the parent company of the Company and Twin Ridge, are expected to trade on the Nasdaq in the United States, and Carbon Revolution’s shares shall be delisted from the ASX.

Additional Information about the Proposed Business Combination and Where to Find It

This communication relates to the proposed business combination involving CBR, TRCA, MergeCo, and Poppettell Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of MergeCo (“Merger Sub”). In connection with the proposed business combination, MergeCo has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”) and several amendments thereto, including a preliminary proxy statement of TRCA and a preliminary prospectus of MergeCo relating to the MergeCo Shares to be issued in connection with the proposed business combination. The Registration Statement, as amended, is subject to SEC review and further revision and is not yet effective. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus, when available, or any other document that MergeCo or TRCA has filed or will file with the SEC or send to its shareholders in connection with the proposed business combination. This communication does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, TRCA’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS, WHEN IT BECOMES AVAILABLE, AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY TRCA OR MERGECO WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

After the Registration Statement, as amended, is declared effective, the definitive proxy statement will be mailed to shareholders of TRCA as of a record date to be established for voting on the proposed business combination. Additionally, TRCA and MergeCo will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Registration Statement, as amended, the definitive proxy statement/ prospectus and all other relevant materials for the proposed business combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by TRCA or MergeCo may be obtained, when available, free of charge from TRCA at www.twinridgecapitalac.com. TRCA’s shareholders may also obtain copies of the definitive proxy statement/prospectus, when available, without charge, by directing a request to Twin Ridge Capital Acquisition Corp., 999 Vanderbilt Beach Road, Suite 200, Naples, Florida 60654.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed business combination will be implemented solely pursuant to the Business Combination Agreement and Scheme Implementation Deed, in each case, filed as exhibits to the Current Report on Form 8-K filed by TRCA with the SEC on November 30, 2022, which contains the full terms and conditions of the proposed business combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation of Proxies

This communication may be deemed solicitation material in respect of the proposed business combination. TRCA, CBR, MergeCo, Merger Sub and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from TRCA’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of TRCA’s directors and officers in the Registration Statement, TRCA’s filings with the SEC, including TRCA’s initial public offering prospectus, which was filed with the SEC on March 5, 2021, TRCA’s subsequent annual reports on Form 10-K and quarterly reports on Form 10-Q. To the extent that holdings of TRCA’s securities by insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TRCA’s shareholders in connection with the business combination will be included in the definitive proxy statement/prospectus relating to the proposed business combination, when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

Forward-Looking Statements

All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed business combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed business combination and related transactions, the level of redemptions by TRCA’s public shareholders and the timing of the completion of the proposed business combination, including the anticipated closing date of the proposed business combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of CBR’s and TRCA’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of CBR and TRCA.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed business combination, including the risks that we will not secure sufficient funding to proceed through to completion of the Transaction, any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination, or that the approval of the shareholders of TRCA or CBR is not obtained; (iii) the ability to maintain the listing of MergeCo’s securities on the stock exchange; (iv) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing on favorable terms; (v) the risk that the proposed business combination disrupts current plans and operations CBR or TRCA as a result of the announcement and consummation of the proposed business combination and related transactions; (vi) the risk that any of the conditions to closing of the business combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (vii) the failure to realize the anticipated benefits of the proposed business combination and related transactions; (viii) risks relating to the uncertainty of the costs related to the proposed business combination; (ix) risks related to the rollout of CBR’s business strategy and the timing of expected business milestones; (x) the effects of competition on CBR’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and healthcare professionals and retain its management and key employees; (xi) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine conflict; (xii) the outcome of any legal proceedings that may be instituted against TRCA, CBR or any of their respective directors or officers; (xiii) the amount of redemption requests made by TRCA’s public shareholders; (xiv) the ability of TRCA to issue equity, if any, in connection with the proposed business combination or to otherwise obtain financing in the future; (xv) the impact of the global COVID-19 pandemic and governmental responses on any of the foregoing risks; (xvi) risks related to CBR’s industry; (xvii) changes in laws and regulations; and (xviii) those factors discussed in TRCA’s Annual Report on Form 10-K for the year ended December 31, 2022 under the heading “Risk Factors,” and other documents of TRCA or MergeCo to be filed with the SEC, including the proxy statement / prospectus. If any of these risks materialize or TRCA’s or CBR’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TRCA nor CBR presently know or that TRCA and CBR currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect TRCA’s and CBR’s expectations, plans or forecasts of future events and views as of the date of this communication. TRCA and CBR anticipate that subsequent events and developments will cause TRCA’s and CBR’s assessments to change. However, while TRCA and CBR may elect to update these forward-looking statements at some point in the future, each of TRCA, CBR, MergeCo and Merger Sub specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing TRCA’s and CBR’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Name of entity
Carbon Revolution Ltd
ABN	Quarter ended (“current quarter”)
96 128 274 653	30 June 2023

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000
1.	Cash flows from operating activities

1.1	Receipts from customers	8,155	45,742
1.2	Payments for:	(204)	(4,686)
	(a) research and development
	(b) product manufacturing and operating costs	(14,610)	(40,457)
	(c) advertising and marketing	(7)	(73)
	(d) leased assets	(200)	(297)
	(e) staff costs	(6,859)	(26,491)
	(f) administration and corporate costs	(2,291)	(5,563)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	2	61
1.5	Interest and other costs of finance paid	(2,366)	(3,513)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	111	15,446
1.8	Other (provide details if material)	(923)	(1,989)
1.9	Net cash from / (used in) operating activities	(19,192)	(21,820)

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000
2.	Cash flows from investing activities	-	-
2.1	Payments to acquire:
(a) entities
	(b) businesses (see item 10) (c) property, plant and equipment	- (5,134)	- (13,081)
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	(1,629)	(5,444)
2.2	Proceeds from disposal of:	-	3
(a) property, plant and equipment
	(b) businesses (see item 10)	-	-
	(c) investments	-	-
	(d) intellectual property	-	-
	(e) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(6,763)	(18,522)

3.	Cash flows from financing activities	-	-
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities, or convertible debt securities	(2,869)	(8,377)
3.5	Proceeds from borrowings	101,096	124,787
3.6	Repayment of borrowings	(21,565)	(44,076)
3.7	Transaction costs related to loans and borrowings	(20,676)	(20,676)
3.8	Dividends paid	-	-

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000
3.9	Other (provide details if material)	(413)	(604)
3.10	Net cash from / (used in) financing activities	55,573	51,054

4.	Net increase / (decrease) in cash and cash equivalents for the period	29,618 4,061	10,712 22,693
4.1	Cash and cash equivalents at beginning of period
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(19,192)	(21,820)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(6,763)	(18,522)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	55,573	51,054
4.5	Effect of movement in exchange rates on cash held	580	854
4.6	Cash and cash equivalents at end of period	34,259	34,259

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	34,259	4,061
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	34,259	4,061

6.	Payments to related parties of the entity and their associates	Current quarter $A'000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	251
6.2	Aggregate amount of payments to related parties and their associates included in item 2	0

Description & explanation of payments above:

Comprises Non-Executive and Executive Directors fees inclusive of superannuation for the quarter. No other payments made to related parties or their associates.

7.	Financing facilities available Add notes as necessary for an understanding of the position	Total Facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	95,168	95,168
7.2	Credit standby arrangements	0	0
7.3	Other	16,000	9,130
7.4	Total financing facilities	111,168	104,298
7.5	Unused financing facilities available at quarter end	6,870	N/A
7.6
Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well

Financing facilities totalling $111.2m comprise:

1.
New Debt Program of US$60m at an interest rate of 8.5% per annum, payable monthly. The program includes certain reserves in an amount of $14.3m, that are not currently available at the Company’s discretion. Principal repayments commence in November 2024, with monthly principal repayments of US$2m. In relation to the New Debt Program one-off financing costs of $20.7m were incurred in the quarter. These costs have been included as transaction costs related to loans and borrowings in item 3.7 above for clarity and in accordance with the appendix 4C. From a statutory reporting perspective these costs will be reflected in operating cashflow as they are a form of finance costs and are accounted for using the effective interest method.

2.	$9.1m unsecured supplier financing arrangement with a limit of $16m set under the New Debt Program. This arrangement had a payables services fee of 6.0% per annum during the quarter.

3.
$4.5m unsecured loan agreement with a customer related to advanced payments for wheels, which was fully drawn by 30 June 2023. Repayment is expected between 1 December 2023 to 1 June 2024 with a management fee of 10% per annum.

There is also one lease agreement in place, being:

4.	Monthly rental of the production facility in Waurn Ponds (10 year lease with current monthly lease payments of $77,165).

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from/(used in) operating activities (item 1.9)	(19,192)
8.2	Cash and cash equivalents at quarter end (item 4.6)	34,259
8.3	Unused finance facilities available at quarter end	6,870
8.4	Total available funding (item 8.2 + item 8.3)	41,129
8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	2.14
8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

1.	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not? Not applicable.

2.
Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Not applicable.

3.	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis? Not applicable.

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.
2	This statement gives a true and fair view of the matters disclosed.

Date:	31 July 2023

Authorised by:	The Board of Carbon Revolution Ltd